Delisting Determination,The Nasdaq Stock Market, LLC, October 6, 2011, China Electric Motor, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of China Electric Motor, Inc. (the Company), effective at the opening of the trading session on October 17, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(c)(1), 5605(b)(1), and 5605(c)(2). The Company was notified of the Staffs determinations on May 17, 2011 and May 24, 2011.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel.
However, on June 13, 2011,the Company withdrew its request for an appeal. Also on June 13, 2011, the Panel notified the Company that trading in the Companys securities would be suspended on June 14, 2011 and that the Staffs determination to delist the Company was final on June 14, 2011.